November 14, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are responding to Staff comments we received orally on November 9, 2012 regarding pre-effective amendment no. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2012.  The Staff’s comments and the Trust’s responses are set forth below.  Disclosure changes in response to Staff comments will be made in pre-effective amendment no. 2 to the Trust’s Registration Statement, which will be filed with the SEC subsequent to the filing of this letter.  Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

Mr. Dominic Minore
November 14, 2012

1.
Comment - Business Manager:  Revise the Advisory Agreement between the Trust and Factor Advisors, LLC (the “Advisory Agreement”), as needed, so that shareholders, not the Business Manager, benefit from any break point in advisory fees.

Response: Schedule A to the Advisory Agreement has been revised and all references to a break point in the advisory fee have been removed.  The disclosure in the prospectus and SAI accurately reflects the arrangement, and the Trust confirms that there is no side agreement between the Business Manager and the Adviser with respect to advisory fee break points.

2.
Comment - Business Manager:  Revise the disclosure in the prospectus and Statement of Additional Information (“SAI”) to clarify that the Adviser will receive 15 bps from the Business Manager, not 10 bps.

Response:  The requested change has been made to the advisory fee disclosure in the prospectus and SAI as follows:

For its services, the Adviser receives a fee, per Fund, that is equal to the greater of (1) $30,000 per annum or (2) 0.15% per annum of the average daily net assets of the Fund, calculated daily and paid monthly.  The Funds do not directly pay the Adviser.  PureShares, LLC, the business manager to the Funds (“PureShares”), is responsible for paying the entire amount of the Adviser’s investment advisory fee for each Fund.

In addition, the sub-advisory fee disclosure in the prospectus and SAI has been revised as follows:

For its services, the Sub-Adviser receives a fee, per Fund, that is equal to the greater of  (1) $15,000 per annum or (2) 0.05% per annum of the average daily net assets of the Fund, calculated daily and paid monthly. The Funds do not directly pay the Sub-Adviser.  The Adviser is responsible for paying the entire amount of the Sub-Adviser’s fee for each Fund.

3.
Comment - Business Manager:  In your response letter, confirm that there is no side agreement between the Business Manager and any service provider to the Trust, including, but not limited to, the Adviser, the Sub-Adviser and the Administrator, in which a service provider to the Trust agrees to reimburse the Business Manager for any fees or expenses that exceed the business management fee.

Response:  As noted in the Trust’s response to SEC Comment 9 in its letter dated October 31, 2012,  the Business Manager will not be reimbursed if Fund expenses payable by the Business Manager exceed the business management fee. The Business Manager has agreed to pay a specific schedule of fees and expenses pursuant to Section 1(b) of the Business Management Agreement.  The Business Manager assumes the entrepreneurial risk that the business management fee of 69 bps, which the Business Manager receives from the Trust, may not equal or exceed the schedule of fees and expenses payable by the Business Manager under the Business Management Agreement.  The Business Manager has not entered into, nor will it enter into, a side agreement with a service provider to the Trust whereby such service provider agrees to pay the Business Manager any fees or expenses that exceed the business management fee.

4.
Comment - Business Manager:  To comply with Section 15 of the Investment Company Act of 1940 (the “1940 Act”), confirm in your response letter that the Business Manager does not keep any break points in the advisory fee.

Response:  As noted in our response to Comment 1 above, the break points in the advisory fee have been removed and, thus, the Business Manager will not benefit from any break points in the advisory fee.

5.
Comment - Administrator:  Revise the Fund Administration Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC (the “Administration Agreement”), as needed, so that shareholders, not the Business Manager, benefit from any break point in administration fees.  Confirm in your response letter that the Business Manager does not benefit from break points in any other service fees.

Response: We have not made the requested change.  The Board of Trustees of the Trust has determined that the Business Manager is entitled to receive the benefit of break points in service providers’ fees in recognition of the Business Manager’s agreement to subsidize the Funds by paying all of their expenses, subject to certain exceptions, even if the amount of such expenses exceed the the business management fee.  In agreeing to this subsidy, the Business Manager is assuming significant entrepreneurial risk in the Funds’ early stages, which can often be the most costly time period for Funds and their shareholders. The subsidy redounds to the benefit of Fund shareholders because in its absence, the Trust estimates that expenses would be much higher than 69 bps and these additional expenses would be borne by shareholders.  In addition, the terms of this arrangement were specifically considered and approved by the Trust’s Board of Trustees and will be fully disclosed to shareholders.

Mr. Dominic Minore
November 14, 2012

6.
Comment - Junior Silver (Small Cap Miners/Explorers) ETF:  In its response to SEC Comment 15, in its letter dated October 31, 2012, the Trust provided a definition of “junior” in reference to the strategy of the Junior Silver (Small Cap Miners/Explorers) ETF.  Disclose this definition in the investment strategy section of the Fund’s summary prospectus.

Response:  The requested change has been made to the Fund’s summary prospectus.

7.	Comment - Business Management Agreement: Define “bps” as “basis points” and clarify that fees are a percentage of net assets in the Business Management Agreement.

Response:  As noted in the Trust’s response to SEC Comment 27 in its letter dated October 31, 2012,  the Trust confirms that “bps” refers to basis points based on a Fund’s average daily net assets.  In addition, the Trust and the Business Manager have amended the Business Management Agreement to clarify that the business management fee for each Fund is at a rate of 0.69%, which is “a monthly fee calculated daily at an annual rate based on the Fund’s average daily net assets.”

8.
Comment - Investment Restrictions:  In the second, third, and fourth enumerated non-fundamental investment restriction, clarify that each of the Gemstone Companies, Mining Service Companies, and Junior Silver Companies in which a Fund invests (i) will derive at least 50% of its revenues from or (ii) will have at least 50% of its assets devoted to the business activities identified in each Fund’s applicable non-fundamental investment restriction. Also make changes to the corresponding prospectus disclosure.

Response: In lieu of applying a 50% asset/revenue test, each Fund’s Underlying Index has changed its name to match its Fund’s name, as follows:

Mr. Dominic Minore
November 14, 2012

Fund	New Index Name	Former Index Name
PureFunds ISE Diamond/Gemstone ETF	ISE Diamond/Gemstone Index	ISE Gemstone Index
PureFunds ISE Mining Service ETF	ISE Mining Service Index	ISE Mining Services Index
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF	ISE Junior Silver (Small Cap Miners/Explorers) Index	ISE Junior Silver Miners Index

In addition, each Fund has adopted a non-fundamental policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name.

*  *  *  *  *

On behalf of the Trust, we acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire